EXHIBIT 99.1



Portland General Electric
One World Trade Center
121 SW Salmon Street
Portland, Oregon 97204

News Release

FOR RELEASE
5 a.m. EST, February 26, 2008

Media Contact:
Gail Baker
Director, Corporate Communications
Phone: 503-464-8693

Investor Contact:
Bill Valach
Director, Investor Relations
Phone: 503-464-7395

Portland General Electric reports full year and fourth quarter 2007 earnings results
Reaffirms 2008 guidance

Financial and Operating Highlights

- Achieved net income for 2007 of $145 million, or $2.33 per diluted share, compared to $71 million, or $1.14 per diluted share, in 2006. Net income results were within management guidance of $2.25 - $2.35 per dilued share.

- Added approximately 11,000 new customers, resulting in almost 804,000 customers served at year end.

- Effectively operated and managed the utility system with excellent plant operations, high system reliability and strong overall customer service ratings.

- Successfully completed and brought into commercial operation both the Port Westward natural gas-fired plant and Phase I of the Biglow Canyon Wind Farm project. Both projects were completed within budget.

Full Year 2007

Portland, Ore. — Portland General Electric Company (NYSE: POR) today reported net income of $145 million, or $2.33 per diluted share, for the twelve months ended December 31, 2007, compared to $71 million, or $1.14 per diluted share, for 2006. Results for 2007 were driven primarily by increased energy deliveries, excellent plant operations including increased generation from the return of Boardman to full operation and the addition of Port Westward. Results for 2007 also included the following items:

- $16 million after tax, or $0.26 per diluted share, resulting from the deferral for future recovery of excess Boardman power costs ($20.4 million deferral and $5.0 million in interest, both pre-tax).
- $4 million after tax, or $0.06 per diluted share, resulting from a reduction in the Company's wholesale credit reserve related to the settlement with certain California parties involving wholesale energy transactions in 2000-2001 ($6 million pre-tax).
- $11 million after tax, or $0.18 per diluted share, resulting from Senate Bill 408 (SB 408), the Oregon law which attempts to more closely match utility income tax amounts forecasted to be collected in revenues with the amount of income taxes paid to governmental entities.

"Our 2007 results demonstrate that Portland General Electric is committed to delivering value to its customers and shareholders alike," said Peggy Fowler, CEO and president of Portland General Electric (PGE). "Our list of accomplishments includes bringing our new Port Westward plant online, completing Phase I of the Biglow Canyon Wind Farm on schedule in December and delivering a year of operational excellence with our overall system performing at a high level."

"Our success can be attributed to the hard work of my co-workers. In 2008, we'll continue to deliver on our commitment to provide our customers with safe, reliable power at a reasonable price while delivering long-term value to shareholders."

Full Year 2007 Summary
- Total customers served increased by 1.4 percent to approximately 804,000 as of December 31, 2007, compared to approximately 793,000 as of December 31, 2006.
- Total retail energy deliveries increased 1.0 percent (1.1 percent weather adjusted) to 19,627,000 MWhs in 2007 from 19,432,000 MWhs in 2006.
- Total revenues increased by 15 percent to $1,743 million from $1,520 million in 2006. The increase was due primarily to the following key factors:
  - Price increases related to higher power and fuel costs and cost recovery of Port Westward.
  - SB 408 with an increase of $58 million consisting of $18 million recorded in 2007 ($15 million collection for the 2007 tax reporting year and $3 million related to the 2006 tax reporting year, both pre-tax) compared to a $40 million refund recorded in 2006.
  - An increase in total retail energy deliveries due primarily from the addition of approximately 11,000 new customers.
  - Price increases resulting from changes under the Residential Exchange Program (fully offset by increased purchased power costs).
  - Wholesale revenues increased by $66 million due to increases in both sales volume and the average sales price.
- Purchased power and fuel expenses increased by 15 percent to $879 million in 2007 from $763 million in 2006. The increase was due primarily to the net effect of the following key factors:
  - Increased expense related to settled natural gas swap agreements entered into in conjunction with PGE's management of net power costs.

- o A 12% increase in the average cost of purchased power.
- o A 22% decrease in the volume of electricity purchases, which more than offset the increased cost of thermal generation, primarily resulting from the operation of the new Port Westward plant and a full year of operations at Boardman.
- o An estimated $16 million future refund to customers under the Power Cost Adjustment Mechanism (PCAM).
- o Reduction in expense due to the deferral of excess Boardman power costs and a reduction in the Company's wholesale credit reserve related to settlement with certain California parties involving wholesale energy transactions in 2000-2001.
- o Discontinuance of subscription power benefits under the Residential Exchange Program (fully offset by increased revenues).

- Production, distribution, administrative and other expenses increased by 10 percent to $334 million in 2007 from $304 million in 2006. This increase was due primarily to new operating costs at Port Westward, higher employee benefits (including incentive compensation and medical costs), increased labor costs and increased customer support expenses.

- Depreciation and amortization expenses decreased by 17 percent to $181 million in 2007 from $219 million in 2006 due primarily to the net effect of the following key factors:
  - o Reduction in depreciation rates for utility plant assets and the authorized recovery of Trojan decommissioning costs.
  - o Decrease in amortization of regulatory assets.
  - o Increase related to the new Port Westward plant and other capital additions during 2007.

- Income taxes increased by 87 percent to $71 million in 2007 from $38 million in 2006 due primarily to higher taxable income.

Fourth Quarter 2007

For the fourth quarter ended December 31, 2007, the Company reported net income of $24 million, or $0.40 per diluted share, compared to $40 million, or $0.64 per diluted share, for 2006. The decrease was primarily attributable to non-recurring gains in 2006, partially offset by the effects of SB 408, with an estimated collection in 2007 compared to an estimated refund in 2006, and to a reduction in other income.

Fourth Quarter 2007 Summary

- Total retail energy deliveries increased by 1.4 percent (1.2 percent weather adjusted), with 5,193,000 MWhs in 2007 compared to 5,120,000 MWhs in 2006.
- Total revenues increased by 13 percent to $470 million in 2007 from $416 million in 2006. The increase was due primarily to the following key factors:
  - o Price increases related to higher power and fuel costs, and cost recovery of Port Westward.
  - o An increase of $17 million related to SB 408 consisting of $7 million recorded in 2007 ($5 million collection for the 2007 tax reporting year and $2 million adjustment for the 2006 tax reporting year, both pre-tax) compared to a $10 million refund recorded in 2006.

- o Wholesale revenues increased by $31 million due to increased sales volume and the average sales price.
- Purchased power and fuel expenses increased by 36 percent to $259 million in 2007 from $190 million in 2006. The increase was due to the net effect of the following key factors:
    - o Higher cost of thermal generation, including operation of the new Port Westward plant and higher cost of settled natural gas transactions.
    - o A 19 percent increase in the average cost of purchased power.
    - o Displacement of wholesale power purchases with lower-cost power from Port Westward.
    - o A reduction in unrealized gains on derivative activities ($18 million in 2006 vs. $0 in 2007).
    - o A deferral of Boardman replacement power costs ($6 million in 2006 vs. $0 in 2007).
- Production, distribution, administrative and other expenses increased by 9 percent to $89 million from $82 million in 2006 due primarily to new operating costs at Port Westward, higher employee benefit expense and increased labor costs.
- Depreciation and amortization expenses decreased by 13 percent to $47 million in 2007 from $54 million in 2006 due primarily to the net effect of the following key factors:
    - o Reduction in depreciation rates for utility plant assets and the authorized recovery of Trojan decommissioning costs.
    - o Decrease in amortization of regulatory assets.
    - o An increase in depreciation from the addition of Port Westward.
- Income taxes decreased by 33 percent to $12 million in 2007 from $18 million in 2006 due primarily to lower taxable income.

Advanced Metering Infrastructure (AMI)

As part of the regulatory approval process for inclusion of AMI in prices, PGE made its final filing on February 6, 2008 and is now waiting for an order from the OPUC. If approved, the tariff will go into effect on June 1, 2008 and continue through December 31, 2010. This proposed two and a half year tariff period coincides with the systems acceptance testing and installation of over 800,000 meters. Once the meters are installed, at an estimated capital cost of $130 million to $135 million, we estimate that AMI will reduce annual operating expenses by approximately $18 million pre tax.

Biglow Canyon Wind Farm

Phase I of the Biglow Canyon Wind Farm, comprised of 76 turbines with an installed capacity of 125 megawatts, was completed and placed in service in mid-December 2007 at a total cost of approximately $255 million (including AFDC). Phase I, which was included in customer prices beginning in January 2008, fulfills PGE's goals for adding renewable energy as outlined in the Company's last Integrated Resource Plan.

Phases II and III of the project are in the advanced planning stages, with an estimated total cost of $700 million to $800 million (including AFDC). Phase II is expected to be completed by the end of 2009 and Phase III is expected to be completed by the end of 2010. All three phases of the project are expected to have a total installed capacity of 400 to 450 megawatts.

Capital Expenditures

Capital expenditures in 2007 totaled $455 million compared to $371 million in 2006. Expenditures for 2007 consisted of approximately $199 million for the Biglow Canyon Wind Farm Phase I, $17 million for Phases II and III, $182 million for ongoing production, transmission and distribution facilities, $40 million for hydro relicensing projects, $16 million for Port Westward and $1 million for AMI.

Capital expenditures in 2008 are estimated to be $428 million. This includes $121 million for Phases II and III of the Biglow Canyon Wind Farm, $229 million for ongoing production, transmission and distribution facilities, $55 million for hydro relicensing projects and $23 million for AMI.

General Rate Case

The Company plans to file a general rate case with the OPUC on February 27, 2008, based on a 2009 test year, with new prices expected to be effective beginning in January 2009. The proposed 8.9% increase in prices is a result of increased generation costs based on higher natural gas and coal prices; increased purchased power costs; and higher general (non-power) costs, including the rising cost of materials and supplies, compliance with government regulation, hydro relicensing improvements, and labor and healthcare benefits. The requested revenue requirement includes a return on common equity of 10.75%, based on an expected capital structure of 50% equity and 50% debt, and an overall weighted average cost of capital of 8.66%.

2008 Earnings Guidance

PGE is reaffirming full-year 2008 earnings guidance of $1.75 to $1.85 per diluted share. Guidance assumes normal hydro conditions and plant operations. PGE is also reaffirming its long-term annual earnings growth expectation of 6 to 8 percent beginning with 2008.

Full Year 2007 Earnings Call and Webcast February 26, 2008

PGE will host a conference call with financial analysts and investors on Tuesday, February 26, 2008, at 5 p.m. EST. The conference call will be webcast live on the PGE Web site at www.PortlandGeneral.com. A replay of the call will be available beginning at 7 p.m. EST on Tuesday, February 26 through Tuesday, March 4.

Peggy Fowler, CEO and president; Jim Piro, executive vice president, CFO and treasurer; and Bill Valach, director of investor relations will participate in the call. Management will respond to questions following formal comments.

The attached consolidated income statements, balance sheets, cash flow statements and supplemental operating statistics are an integral part of this earnings release.

# # #

About Portland General Electric Company
Portland General Electric, headquartered in Portland, Ore., is a vertically integrated electric utility that serves approximately 804,000 residential, commercial and industrial customers in Oregon. Visit our Web site at www.PortlandGeneral.com

Safe Harbor Statement
Statements in this news release that relate to future plans, objectives, expectations, performance, events and the like may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding earnings guidance, statements regarding future capital expenditures, statements regarding the cost, completion and benefits of capital projects, such as the Biglow Canyon Wind Farm, as well as other statements containing words such as "anticipates," "believes," "intends," "estimates," "promises," "expects," "should," "conditioned upon" and similar expressions. Investors are cautioned that any such forward-looking statements are subject to risks and uncertainties, including matters and events related to final regulatory review and approval of the deferral of excess power costs related to Boardman's outage; regulatory approval and rate treatment of the Advanced Metering Infrastructure and Biglow Canyon Wind Farm projects; the costs of compliance with environmental laws and regulations, including those that govern emissions from thermal power plants; changes in weather, hydroelectric, and energy market conditions, which could affect the availability and cost of purchased power and fuel; and the outcome of various legal and regulatory proceedings. As a result, actual results may differ materially from those projected in the forward-looking statements. All forward-looking statements included in this news release are based on information available to the Company on the date hereof and such statements speak only as of the date hereof. The Company assumes no obligation to update any such forward-looking statement. Prospective investors should also review the risks and uncertainties listed in the Company's most recent Annual Report on Form 10-K and the Company's reports on Forms 8-K and 10-Q filed with the United States Securities and Exchange Commission, including Management's Discussion and Analysis of Financial Condition and Results of Operation and the risks described therein from time to time.

POR-F
Source: Portland General Electric Company

PORTLAND GENERAL ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in millions, except per share amounts)
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2007	**2006**	**2007**	**2006**
Revenues	$ 470	$ 416	$ 1,743	$ 1,520
Operating expenses				
Purchased power and fuel	259	190	879	763
Production and distribution	41	37	150	140
Administrative and other	48	45	184	164
Depreciation and amortization	47	54	181	219
Taxes other than income taxes	20	18	80	75
Income taxes	12	18	71	38
	427	362	1,545	1,399
Income from operations	43	54	198	121
Other income (deductions)				
Allowance for equity funds used during construction	3	5	16	16
Miscellaneous	(2)	-	8	1
Income taxes	-	1	(3)	2
	1	6	21	19
Interest expense	20	20	74	69
Net income	$ 24	$ 40	$ 145	$ 71
Common Stock				
Weighted-average shares outstanding (in thousands):				
Basic	62,519	62,502	62,512	62,501
Diluted	62,533	62,515	62,534	62,505
Earnings per share, basic and diluted	$ 0.40	$ 0.64	$ 2.33	$ 1.14
Dividends declared per share	$ 0.235	$ 0.225	$ 0.93	$ 0.675

PORTLAND GENERAL ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except share amounts)
(Unaudited)

At December 31	2007	2006
ASSETS		
Electric utility plant, net:		
Electric utility plant at cost (includes construction work in progress of $126 and $412)	$ 5,024	$ 4,582
Less: accumulated depreciation and amortization	(1,958)	(1,864)
Electric utility plant, net	3,066	2,718
Other property and investments:		
Nuclear decommissioning trust, at market value	46	42
Non-qualified benefit plan trust	69	70
Miscellaneous	19	26
Total other property and investments	134	138
Current assets:		
Cash and cash equivalents	73	12
Accounts and notes receivable (less allowance for uncollectible accounts of $5 and $45)	178	177
Unbilled revenues	92	88
Assets from price risk management activities	64	93
Inventories, at average cost	64	64
Other current assets	67	93
Total current assets	538	527
Regulatory assets	304	351
Other noncurrent assets	66	33
Total assets	$ 4,108	$ 3,767
CAPITALIZATION AND LIABILITIES		
Capitalization:		
Common stock, no par value, 80,000,000 shares authorized; 62,529,787 and 62,504,767 shares issued and outstanding at December 31, 2007 and 2006, respectively	$ 646	$ 643
Accumulated other comprehensive loss	(4)	(6)
Retained earnings	674	587
Total shareholders' equity	1,316	1,224
Long-term debt	1,313	937
Total capitalization	2,629	2,161
Current liabilities:		
Accounts payable and other accruals	227	212
Liabilities from price risk management activities	101	155
Accrued taxes	23	14
Short-term borrowings	-	81
Long-term debt due within one year	-	66
Other current liabilities	40	34
Total current liabilities	391	562
Regulatory liabilities	574	523
Deferred income taxes	279	251
Non-qualified benefit plan liabilities	86	84
Trojan asset retirement obligation	62	108
Accumulated asset retirement obligation	29	26
Other noncurrent liabilities	58	52
Total liabilities	1,479	1,606
Total capitalization and liabilities	$ 4,108	$ 3,767

PORTLAND GENERAL ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)

Years Ended December 31	2007	2006
Cash flows from operating activities:		
Net income	$ 145	$ 71
Reconciliation of net income to net cash provided by operating activities		
Depreciation and amortization	181	219
Net assets from price risk management activities	(26)	132
Regulatory deferrals - price risk management activities	26	(132)
Deferred income taxes	22	(38)
Allowance for equity funds used during construction	(16)	(16)
Senate Bill 408 deferrals	(16)	42
Power cost deferrals	(9)	-
Other non-cash income and expenses, net	1	-
Changes in working capital:		
Net margin deposit activity	21	(94)
(Increase) decrease in receivables	(4)	17
Increase (decrease) in payables	19	(88)
Other working capital items, net	(2)	(11)
Other, net	2	4
Net cash provided by operating activities	344	106
Cash flows from investing activities:		
Capital expenditures	(455)	(371)
Purchases of nuclear decommissioning trust securities	(23)	(37)
Sales of nuclear decommissioning trust securities	21	21
Proceeds from sale of assets	-	6
Other, net	6	1
Net cash used in investing activities	(451)	(380)
Cash flows from financing activities:		
Issuance of long-term debt	381	275
Short-term borrowings, net	(81)	81
Repayment of long-term debt	(71)	(162)
Dividends paid	(58)	(28)
Debt issuance costs	(3)	(2)
Net cash provided by financing activities	168	164
Increase (decrease) in cash and cash equivalents	61	(110)
Cash and cash equivalents, beginning of year	12	122
Cash and cash equivalents, end of year	$ 73	$ 12
Supplemental disclosures of cash flow information:		
Cash paid during the year:		
Interest, net of amounts capitalized	$ 58	$ 55
Income taxes	46	101
Non-cash investing and operating activities:		
Accrued capital additions	27	20
Common stock dividends declared but not paid	15	14

PORTLAND GENERAL ELECTRIC COMPANY AND SUBSIDIARIES
SUPPLEMENTAL OPERATING STATISTICS

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
Revenues (in millions)				
Retail sales:				
Residential	$ 215	$ 180	$ 716	$ 628
Commercial	153	141	593	547
Industrial	40	53	159	206
Total retail sales	408	374	1,468	1,381
Direct access customers:				
Commercial	-	(1)	-	(6)
Industrial	(3)	(2)	(12)	(6)
Tariff revenues	405	371	1,456	1,369
Accrued revenues	(1)	1	-	3
Regional Power Act credits	-	26	42	35
Provision for collection (refund) - SB 408	7	(10)	18	(40)
Total retail revenues	411	388	1,516	1,367
Wholesale revenues	52	21	201	135
Other operating revenues	7	7	26	18
Total revenues	$ 470	$ 416	$ 1,743	$ 1,520
Energy sold and delivered - MWhs (in thousands)				
Retail energy sales:				
Residential	2,183	2,125	7,688	7,573
Commercial	1,847	1,860	7,289	7,319
Industrial	610	899	2,485	3,541
Total retail energy sales	4,640	4,884	17,462	18,433
Delivered to direct access customers:				
Commercial	116	99	492	430
Industrial	437	137	1,673	569
Total retail energy deliveries	5,193	5,120	19,627	19,432
Wholesale sales	882	684	4,042	3,312
Total energy sold and delivered	6,075	5,804	23,669	22,744
Retail customers – end of period				
Residential			706,444	696,779
Commercial			97,088	95,734
Industrial			256	259
Total retail customers			803,788	792,772

Degree Days

	Heating		Cooling	
	2007	**2006**	**2007**	**2006**
1st Quarter	1,852	1,814	-	-
Average	*1,840*	*1,840*	-	-
2nd Quarter	698	572	56	116
Average	*664*	*664*	*67*	*67*
3rd Quarter	123	79	344	424
Average	*82*	*82*	*385*	*385*
4th Quarter	1,701	1,624	-	1
Average	*1,575*	*1,575*	*2*	*2*
Annual Total	**4,374**	**4,089**	**400**	**541**
Average	*4,161*	*4,161*	*454*	*454*

Note: Average represents a 15 year average (1993 – 2007) of degree day data provided by the National Weather Service (Portland Airport).